Exhibit E - Video Script

- Hi - Did you know American Manufacturing was stronger than ever?
- Did you know that for the first time in decades it's more cost effective to manufacture
- products in America vs. China?
- It's true!
- Now, imagine you're a small business in Kentucky, or a roaring enterprise in London
- and you want to develop a product in America. How would you do it today?
- Unfortunately, there's no open, automated and interactive platform that connects the world to American Manufacturers.
- I know, Crazy, right?
- Introducing Made on Main, the first fully comprehensive and open platform that connects the
- world to American Manufacturers.
- Buyers have the choice of submitting custom orders for materials or finished goods, or buying
- already made goods from American manufacturers.… no more having to pick up the phone and
- spend hours searching on Google for the right manufacturer
- They also have the ability to source materials and products from thousands of American
- manufacturers ensuring the highest quality and best prices, ultimately driving down
- their costs considerably
- For the average American manufacturer, Made on Main provides unprecedented access to new customers and markets, driving sales and creating jobs in the USA!
- Help support our mission by investing in Made on Main today
  Together we will enable the world to rediscover Made in America